                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 10)*

                      ------------------------------------

                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)

                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)

                      ------------------------------------

                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                      ------------------------------------

                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                                 ROGERS & WELLS
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------

                                 OCTOBER 6, 1998
             (Date of Event which Requires Filing of this Statement)

-------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

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                         (Continued on following pages)

----------------------------------
CUSIP No. 422317 10 7                       13D
----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              HEARST BROADCASTING, INC.

-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) / /
                                                                     (b) / /

-------------------------------------------------------------------------------
    3.        SEC USE ONLY

-------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

              WC

-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     / /
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER

         NUMBER OF          ---------------------------------------------------
          SHARES                 8.      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        43,430,241
           EACH
         REPORTING          ---------------------------------------------------
        PERSON WITH              9.      SOLE DISPOSITIVE POWER

                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                         43,430,241

-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              43,430,241

-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

                                                                     / /
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              81.80%

-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

              CO

===============================================================================

----------------------------------
CUSIP No. 422317 10 7                       13D

----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              THE HEARST CORPORATION

-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) / /
                                                                     (b) / /

-------------------------------------------------------------------------------
    3.        SEC USE ONLY

-------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

              WC

-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     / /
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE

-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER

         NUMBER OF          ---------------------------------------------------
          SHARES                 8.      SHARED VOTING POWER
       BENEFICIALLY                      43,430,241
         OWNED BY
           EACH             ---------------------------------------------------
         REPORTING               9.      SOLE DISPOSITIVE POWER
        PERSON WITH
                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                         43,430,241

-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              43,430,241

-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

                                                                     / /
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              81.80%

-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

              CO

===============================================================================

----------------------------------
CUSIP No. 422317 10 7                       13D

----------------------------------

===============================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

              THE HEARST FAMILY TRUST

-------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                     (a) / /
                                                                     (b) / /

-------------------------------------------------------------------------------
    3.        SEC USE ONLY

-------------------------------------------------------------------------------
    4.        SOURCE OF FUNDS

              WC

-------------------------------------------------------------------------------
    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                     / /
-------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

              CALIFORNIA

-------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER

         NUMBER OF          ---------------------------------------------------
          SHARES                 8.      SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                        43,430,241
           EACH
         REPORTING          ---------------------------------------------------
        PERSON WITH              9.      SOLE DISPOSITIVE POWER

                            ---------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                         43,430,241

-------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              43,430,241

-------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

                                                                     / /
-------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              81.80%

-------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

              OO (Testamentary Trust)

===============================================================================

                                  SCHEDULE 13D

         This Amendment No. 10, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $7,574,877.92. Hearst Broadcasting used its working capital to make such purchases.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Hearst Broadcasting purchased the additional Securities reported in
Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) As of October 6, 1998 the Reporting Persons own 2,131,593 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer. Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst and the Trust are deemed to have beneficial ownership of each of the 43,430,241 converted shares (the "Securities"). The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 81.80% of the shares of Series A Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Person by the Issuer.

         (c) Since filing Amendment No. 8 to the Statement on August 7, 1998, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:

       DATE             # OF SHARES         PRICE PER SHARE                COST
       ----             -----------         ---------------                ----
      8/11/98              1,550                $35.54                  $55,087.00

      8/17/98              1,150                $35.9693                $41,364.70

      8/19/98              3,250                $35.6842               $115,973.65

      8/18/98              3,000                $35.79                 $107,370.00

      8/27/98              1,000                $33.9463                $33,946.30

      8/28/98             10,650                $33.0676               $352,169.94

      8/31/98                500                $32.915                 $16,457.50

       9/4/98              3,500                $33.04                 $115,640.00

      9/10/98              6,500                $31.9727               $207,822.55

      9/15/98                450                $32.1672                $14,475.25

      9/16/98              2,500                $31.79                  $79,475.00

      9/17/98             25,200                $31.665                $797,758.00

      9/20/98                600                $31.915                 $19,149.00

      9/22/98              2,500                $32.04                  $80,100.00

      9/24/98             32,500                $32.04               $1,041,300.00

      9/29/98              1,750                $33.3525                $58,366.88

      10/2/98                350                $33.04                  $11,564.00

      10/5/98              2,100                $30.9805                $65,059.00

      10/6/98            152,700                $28.5645             $4,361,799.15
                         -------                                      ------------

        TOTAL            251,750                                     $7,574,877.92
                         =======                                      ============

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 1998

                                        HEARST BROADCASTING, INC.

                                        By: /s/ Jodie W. King
                                           ------------------------------------
                                              Name:     Jodie W. King
                                              Title:    Vice President

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 1998

                                       THE HEARST CORPORATION

                                       By: /s/ Jodie W. King
                                          -------------------------------------
                                             Name:     Jodie W. King
                                             Title:    Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 1998

                                       THE HEARST FAMILY TRUST

                                       By: /s/ Victor F. Ganzi
                                          -------------------------------------
                                             Name:   Victor F. Ganzi
                                             Title:  Trustee